

MyTravel Group plc
Parkway One
Parkway Business Centre
300 Princess Road
Manchester M14 7QU

t +44 (0)161 232 0066
f +44 (0)161 232 6524
www.mytravelgroup.com

5 June 2003

03 JUN 10 AM 7:21

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549



03022839

Dear Sirs

MYTRAVEL GROUP plc ("the Company")
FILE NUMBER: 82-5049

SUPPL

Reference is made to the Company's exemption from the Securities Exchange Act of 1934, as amended, afforded by rule 12g3-2(b) thereunder.

In order to continue to claim this exemption, the Company agreed to provide to the Securities and Exchange Commission on an ongoing basis all information that the Company;

1. makes or is required to make public pursuant to the laws of England and Wales;

2. distributes or is required to distribute to the holders of its securities; and

3. files or is required to file with the London Stock Exchange Limited and which is made public by the London Stock Exchange Limited.

On the 5 June 2003, the Company filed with the London Stock Exchange an announcement regarding The Interim Results which will be announced on the 6 June 2003.

A copy of the relevant documentation is enclosed for your review.

Very truly yours,

Mike Vaux
Group Company Secretary's Office
MyTravel Group plc

Enclosures

J:Grpsec-15-07-0801-001-SEC-3-030528

MyTravel Group plc
Registered Office
Parkway One, Parkway Business Centre
300 Princess Road, Manchester M14 7QU
ATOL 1179 ABTA V6896 Registered in England

MyTravel Group plc - Notice of Results

RNS Number:9467L
MyTravel Group plc
05 June 2003

FOR IMMEDIATE RELEASE

5 June 2003

MyTravel Group plc

Notification of Interim Results

MyTravel Group plc will announce its interim results for the six months ended 31 March 2003, on Friday 6th June 2003.

- ends -

END
NORQELBBXQBEBBB